Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2007

Mr. Lawrence R. Hoffman
Executive Vice President, General Counsel,
Secretary and Chief Financial Officer
Encorium Group, Inc.
1275 Drummers Lane, Suite 100
Wayne, Pennsylvania 19087

Re: **Encorium Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-21145

Dear Mr. Hoffman :

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. The report of independent accountant is not signed. Please provide us a copy of
    the manually signed report that your independent accountant provided you. Refer
    to Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2. Please tell us why recognizing revenue relating to milestones that have not yet been attained using the proportional performance method is in accordance with Staff Accounting Bulletin 104.

Note 16 – Goodwill and Other Intangibles, page F-16

3. Please provide us your analysis of the factors demonstrating that an amortization period of 16 years for customer relationships is reasonable.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Lawrence A. Hoffman
Encorium Group, Inc.
September 26, 2007
Page 3

       You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant